# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lantern Pharma Inc., CIK 0001763950
CUSIP: 51654W101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1920 MCKINNEY AVENUE, 7TH FLOOR, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 02/20/2026
Amends the filing with accession number 0001104659-25-059524
Filed by CIK 0001813314
Persons authorized to receive notices and communications: Bios Equity Partners, LP, 1751 River Run, Suite 400, Fort Worth, Texas (TX), 76107, 817-984-9197

## Reporting persons
- Bios Fund I, LP (CIK 0001697316): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 287,619; sole dispositive power 0; shared dispositive power 287,619; aggregate amount beneficially owned 287,619 (2.57% of the class)
  Comment: Shared voting and dispositive power consists of shares of common stock, par value $0.0001 per share ("Shares") directly held by Bios Fund I, LP ("Bios Fund I"). Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- BIOS EQUITY PARTNERS II, LP (CIK 0001813313): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 478,079; sole dispositive power 0; shared dispositive power 478,079; aggregate amount beneficially owned 478,079 (4.27% of the class)
  Comment: Shared voting and dispositive power consists of (i) 101,665 Shares directly held by Bios Fund II, (ii) 331,974 Shares directly held by Bios Fund II QP and (iii) 44,440 Shares directly held by Bios Fund II NT. Bios Equity Partners II, LP ("Bios Equity II") is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities. Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- BIOS FUND I QP, LP (CIK 0001700297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 168,235; sole dispositive power 0; shared dispositive power 168,235; aggregate amount beneficially owned 168,235 (1.5% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund I QP, LP ("Bios Fund I QP"). Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- BIOS FUND II, LP (CIK 0001714576): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 101,665; sole dispositive power 0; shared dispositive power 101,665; aggregate amount beneficially owned 101,665 (0.91% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund II, LP ("Bios Fund II"). Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- BIOS FUND II QP, LP (CIK 0001716869): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 331,974; sole dispositive power 0; shared dispositive power 331,974; aggregate amount beneficially owned 331,974 (2.97% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund II QP, LP ("Bios Fund II QP"). Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- BIOS FUND II NT, LP (CIK 0001728851): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 44,440; sole dispositive power 0; shared dispositive power 44,440; aggregate amount beneficially owned 44,440 (0.4% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund II NT, LP ("Bios Fund II NT"). Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- BP DIRECTORS, LP (CIK 0001813311): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,093; sole dispositive power 0; shared dispositive power 26,093; aggregate amount beneficially owned 26,093 (0.23% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by BP Directors, LP ("BP Directors"). Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- BIOS EQUITY PARTNERS, LP (CIK 0001813314): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 481,947; sole dispositive power 0; shared dispositive power 481,947; aggregate amount beneficially owned 481,947 (4.31% of the class)
  Comment: Shared voting and dispositive power consists (i) 287,619 Shares directly held by Bios Fund I, (ii) 168,235 Shares directly held by Bios Fund I QP and (iii) 26,093 Shares directly held by BP Directors. Bios Equity Partners, LP ("Bios Equity I") is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. In its capacity as the general partner of these entities, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities. Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- BIOS CAPITAL MANAGEMENT, LP (CIK 0001813845): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 960,026; sole dispositive power 0; shared dispositive power 960,026; aggregate amount beneficially owned 960,026 (8.58% of the class)
  Comment: Shared voting and dispositive power consists of (i) 287,619 Shares directly held by Bios Fund I, (ii) 168,235 Shares directly held by Bios Fund I QP, (iii) 26,093 Shares directly held by BP Directors (iv) 101,665 Shares directly held by Bios Fund II, (v) 331,974 Shares directly held by Bios Fund II QP and (vi) 44,440 Shares directly held by Bios Fund II NT. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Bios Capital Management, LP ("Bios Management") is a general partner of Bios Equity I and Bios Equity II. In its capacity as a general partner of Bios Equity I and Bios Equity II, Bios Management may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities. Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- BIOS ADVISORS GP, LLC (CIK 0001813844): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 960,026; sole dispositive power 0; shared dispositive power 960,026; aggregate amount beneficially owned 960,026 (8.58% of the class)
  Comment: Shared voting and dispositive power consists of (i) 287,619 Shares directly held by Bios Fund I, (ii) 168,235 Shares directly held by Bios Fund I QP, (iii) 26,093 Shares directly held by BP Directors (iv) 101,665 Shares directly held by Bios Fund II, (v) 331,974 Shares directly held by Bios Fund II QP and (vi) 44,440 Shares directly held by Bios Fund II NT. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Bios Management is a general partner of Bios Equity I and Bios Equity II. Bios Advisors GP, LLC ("Bios Advisors") is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities. Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- CAVU MANAGEMENT, LP (CIK 0001813270): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 960,026; sole dispositive power 0; shared dispositive power 960,026; aggregate amount beneficially owned 960,026 (8.58% of the class)
  Comment: Shared voting and dispositive power consists of (i) 287,619 Shares directly held by Bios Fund I, (ii) 168,235 Shares directly held by Bios Fund I QP, (iii) 26,093 Shares directly held by BP Directors (iv) 101,665 Shares directly held by Bios Fund II, (v) 331,974 Shares directly held by Bios Fund II QP and (vi) 44,440 Shares directly held by Bios Fund II NT. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Cavu Management, LP ("Cavu Management") is a general partner of Bios Equity I and Bios Equity II. In its capacity as a general partner of Bios Equity I and Bios Equity II, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to securities directly held by Bios Fund I, Bios Fund I QP, BP Directors, Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively, the "Bios Equity Entities"). Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- CAVU ADVISORS, LLC (CIK 0001813310): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 960,026; sole dispositive power 0; shared dispositive power 960,026; aggregate amount beneficially owned 960,026 (8.58% of the class)
  Comment: Shared voting and dispositive power consists of (i) 287,619 Shares directly held by Bios Fund I, (ii) 168,235 Shares directly held by Bios Fund I QP, (iii) 26,093 Shares directly held by BP Directors (iv) 101,665 Shares directly held by Bios Fund II, (v) 331,974 Shares directly held by Bios Fund II QP and (vi) 44,440 Shares directly held by Bios Fund II NT. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Cavu Management is a general partner of Bios Equity I and Bios Equity II. Cavu Advisors, LLC ("Cavu Advisors") is the general partner of Cavu Management, and therefore may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities. Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- LESLIE W. KREIS (CIK 0001813316): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 960,026; sole dispositive power 0; shared dispositive power 960,026; aggregate amount beneficially owned 960,026 (8.58% of the class)
  Comment: Shared voting and dispositive power consists of (i) 287,619 Shares directly held by Bios Fund I, (ii) 168,235 Shares directly held by Bios Fund I QP, (iii) 26,093 Shares directly held by BP Directors (iv) 101,665 Shares directly held by Bios Fund II, (v) 331,974 Shares directly held by Bios Fund II QP and (vi) 44,440 Shares directly held by Bios Fund II NT. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Cavu Management is a general partner of Bios Equity I and Bios Equity II. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities. Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.
- AARON G.L. FLETCHER (CIK 0001789490): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 960,026; sole dispositive power 0; shared dispositive power 960,026; aggregate amount beneficially owned 960,026 (8.58% of the class)
  Comment: Shared voting and dispositive power consists of (i) 287,619 Shares directly held by Bios Fund I, (ii) 168,235 Shares directly held by Bios Fund I QP, (iii) 26,093 Shares directly held by BP Directors (iv) 101,665 Shares directly held by Bios Fund II, (v) 331,974 Shares directly held by Bios Fund II QP and (vi) 44,440 Shares directly held by Bios Fund II NT. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Bios Management is a general partner of Bios Equity I and Bios Equity II. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities. Percentage based on 11,184,423 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Lantern Pharma Inc.
Address of issuer's principal executive offices: 1920 MCKINNEY AVENUE, 7TH FLOOR, DALLAS, Texas (TX), 75201
Comment: This Amendment No. 5 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on June 15, 2020 (the "Original Schedule 13D"), as amended by the statement on Schedule 13D/A filed with the Commission on March 22, 2022 ("Amendment No. 1"), as further amended by the statement on Schedule 13D/A filed with the Commission on December 1, 2023 ("Amendment No. 2"), as further amended by the statement on Schedule 13D/A filed with the Commission on March 1, 2024 ("Amendment No. 3"), as further amended by the statement on Schedule 13D/A filed with the Commission on June 12, 2024 ("Amendment No.4" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the "Prior Statements"). The securities to which the Schedule 13D relates are the shares of common stock, par value $0.0001 per share (the "Shares"), of Lantern Pharma, Inc., a Delaware corporation (the "Issuer").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Except as described in this Amendment No. 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement, dated June 23, 2020 (incorporated by reference to the Original Schedule 13D, filed on June 23, 2020).

## Signatures
- Bios Fund I, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (02/23/2026)
- BIOS EQUITY PARTNERS II, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (02/23/2026)
- BIOS FUND I QP, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (02/23/2026)
- BIOS FUND II, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (02/23/2026)
- BIOS FUND II QP, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (02/23/2026)
- BIOS FUND II NT, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (02/23/2026)
- BP DIRECTORS, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (02/23/2026)
- BIOS EQUITY PARTNERS, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (02/23/2026)
- BIOS CAPITAL MANAGEMENT, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (02/23/2026)
- BIOS ADVISORS GP, LLC: /s/ John Fucci, John Fucci/Attorney-in-Fact (02/23/2026)
- CAVU MANAGEMENT, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (02/23/2026)
- CAVU ADVISORS, LLC: /s/ John Fucci, John Fucci/Attorney-in-Fact (02/23/2026)
- LESLIE W. KREIS: /s/ John Fucci, John Fucci, as Attorney-in-Fact for Leslie W. Kreis, Jr. (02/23/2026)
- AARON G.L. FLETCHER: /s/ John Fucci, John Fucci, as Attorney-in-Fact for Aaron G.L. Fletcher (02/23/2026)
Comment: BIOS FUND II, LP By: Bios Equity Partners II, LP, its general partner By: Bios CapitalManagement, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ JohnFucci John Fucci Attorney-in-Fact BIOS FUND II QP, LP By: Bios Equity Partners II, LP, itsgeneral partner By: Bios Capital Management, LP, its general partner By: Bios Advisors GP,LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS FUND II NT, LPBy: Bios Equity Partners II, LP, its general partner By: Bios Capital Management, LP, its generalpartner By: Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorneyin-Fact BIOS INCYSUS CO-INVEST I, LP By: Bios Equity Partners II, LP, its general partnerBy: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its generalpartner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS FUND III, LP By: Bios EquityPartners III, LP, its general partner By: Bios Capital Management, LP, its general partner By:Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOSFUND III QP, LP By: Bios Equity Partners III, LP, its general partner By: Bios CapitalManagement, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ JohnFucci John Fucci Attorney-in-Fact BIOS FUND III NT, LP By: Bios Equity Partners III, LP, itsgeneral partner By: Bios Capital Management, LP, its general partner By: Bios Advisors GP,LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS CLINICALOPPORTUNITY FUND, LP By: Bios Equity COF, LP, its general partner By: Bios CapitalManagement, LP, its general partner By: Bios Advisors GP, LLC, its general partner BPDIRECTORS, LP By: Bios Equity Partners, LP, its general partner By: Bios CapitalManagement, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ JohnFucci John Fucci Attorney-in-Fact BIOS EQUITY PARTNERS, LP By: Bios CapitalManagement, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ JohnFucci John Fucci Attorney-in-Fact BIOS EQUITY PARTNERS II, LP By: Bios CapitalManagement, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ JohnFucci John Fucci Attorney-in Fact BIOS EQUITY PARTNERS III, LP By: Bios CapitalManagement, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ JohnFucci John Fucci Attorney-in-Fact BIOS EQUITY COF, LP By: Bios Capital Management, LP, itsgeneral partner By: Bios Advisors GP, LLC, its general partner CAVU MANAGEMENT, LP By:Cavu Advisors, LLC, its general partner By: /s/ John Fucci Attorney-in-Fact BIOS CAPITALMANAGEMENT, LP By: Bios Advisors GP, LLC its general partner By: /s/ John Fucci Attorney in-Fact